UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2013

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To Audit Committee and Plan Administrator of the
EFSC Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of the EFSC Incentive Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. Plan management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the EFSC Incentive Savings Plan as of December 31, 2013 and 2012, and changes in its net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
May 30, 2014

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets:
Cash	$17,734	$7,022

Investments, at fair value:
Mutual funds	20,517,276	16,552,311
Common/collective trust funds	9,985,019	7,395,137
Common stock fund	1,584,993	1,030,325
Total Investments	32,087,288	24,977,773

Receivables:
Notes receivable from participants	416,477	439,913
Employee contributions receivable	64,625	64,539
Employer matching contributions	1,217,617	1,190,776
Total Receivables	1,698,719	1,695,228

Net Assets Available For Benefits at Fair Value	33,803,741	26,680,023

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(18,954)	(40,460)

Net Assets Available For Benefits	$33,784,787	$26,639,563

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2013	2012
Additions:
Salary deferral contributions	$2,005,710	$1,937,070
Participant Roth contributions	234,014	212,072
Employer matching contributions, net of forfeitures	1,217,617	1,190,777
Other employer contributions	—	304,136
Rollover contributions	491,875	2,407,701
Total Additions	3,949,216	6,051,756

Deductions:
Benefits paid to participants	3,179,340	1,850,102
Administrative expenses	5,613	8,440
Total Deductions	3,184,953	1,858,542

Investment Income:
Net change in fair value of investments	5,063,389	2,060,807
Dividend income	1,299,310	573,729
Interest income on common/collective trust funds	—	1,591
Total Investment Income	6,362,699	2,636,127

Interest income on notes receivable from participants	18,262	17,560

Net Increase	7,145,224	6,846,901

Net Assets Available For Benefits - Beginning Of Year	26,639,563	19,792,662

Net Assets Available For Benefits - End Of Year	$33,784,787	$26,639,563

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 And 2012

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiary Enterprise Bank & Trust (Enterprise) who are not seasonal or leased employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp (EFSC). The Plan Trustee is the Enterprise Bank Incentive Savings Plan Trustee Committee which is comprised of five employees of Enterprise. The Plan Trustee Committee meets at least twice per Plan year.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan also allows participants to contribute to an account that accepts Roth after-tax contributions. In 2013, a participant could contribute between $0 and $17,500 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). In 2012, a participant could could contribute between $0 and $17,000 in total to all accounts. If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. In 2013 and 2012, the maximum catch up contribution was $5,500. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of Enterprise. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant's compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

Employer matching contributions before reduction for forfeitures and other miscellaneous items were $1,259,909 and $1,211,034 for 2013 and 2012, respectively.

On March 1, 2013, the Plan was amended to allow for an automatic salary deferral feature for new participants. New employees hired on or after March 1, 2013, will be automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. Effective March 1, 2014, existing participants contributing zero percent will also be automatically enrolled at 3%, with an increase of 1% per year up to a maximum of 10%, unless an alternative deferral amount or election to not defer occurs by the participant.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest in employer matching contributions according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive either a lump-sum distribution or a Qualified Joint and Survivor Annuity equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $42,292 and $20,257 for the years ended December 31, 2013 and 2012, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise or EFSC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

The EFSC Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists primarily of EFSC common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2013 and 2012, 172,503 and 174,919 units were outstanding with a value of approximately $9.19 and $5.89 per unit, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Plan invests in fully-benefit responsive investment contracts through a collective investment in the Wells Fargo Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan's investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan's investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan has evaluated subsequent events through May 30, 2014, the date the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (the Custodian). Participants can direct contributions to any of 25 investment options offered by the Plan.

Investments are summarized as follows:

	December 31,
	2013		2012
Mutual funds:
American Beacon Small Cap Value Institutional	$2,133,083	**	$1,487,306	**
American Funds The Growth Fund of America R6	2,752,264	**	2,095,926	**
American Funds EuroPacific Growth Fund R6	1,824,096	**	1,465,838	**
BlackRock Small Cap Growth Equity Institutional	1,395,501		912,409
CRM Mid Cap Value Fund Institutional	1,685,923		1,263,840
Dodge & Cox Stock Fund	3,533,327	**	2,759,983	**
ING Global Real Estate Fund Class I	345,443		320,234
Oakmark International Small Cap Fund Class I	1,223,504		872,172
PIMCO Total Return Fund - Administrative Class	2,267,892	**	2,830,815	**
Prudential Jennison Mid-Cap Growth Fund, Inc.	968,046		782,472
Touchstone Emerging Markets Equity Fund	76,160		71,907
Vanguard 500 Index Signal	2,312,037	**	1,689,409	**
Total Mutual funds	20,517,276		16,552,311

Common/collective trust funds:
Wells Fargo Stable Value Fund *	2,339,986	**	1,394,295	**
Retirement Advocate Aggressive	993,300		721,945
Retirement Advocate Conservative	118,179		61,916
Retirement Advocate Moderate Conservative	1,310,747		270,082
Retirement Advocate Moderate Aggressive	1,361,962		901,985
Retirement Advocate Moderate	451,587		1,750,155	**
Schwab Managed Retirement Trust Income Fund Class IV	11,530		8,650
Schwab Managed Retirement Trust 2010 Fund Class IV	164,468		50,047
Schwab Managed Retirement Trust 2020 Fund Class IV	1,397,789		1,082,027
Schwab Managed Retirement Trust 2030 Fund Class IV	924,631		704,681
Schwab Managed Retirement Trust 2040 Fund Class IV	699,388		343,621
Schwab Managed Retirement Trust 2050 Fund Class IV	192,498		65,273
Total Common/collective trust funds	9,966,065		7,354,677

Common stock fund:
EFSC Common Stock Fund	1,584,993		1,030,325

Total Investments	$32,068,334		$24,937,313

* Presented at contract value.
** Represented 5% or more of the Plan's net assets available for benefits as of the end of each respective Plan year. All other amounts included for comparison purposes only.

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2013	2012
Mutual funds	$3,306,926	$1,914,949
Common/collective trust funds	1,186,444	326,788
Common stock fund	570,019	(180,930)
	$5,063,389	$2,060,807

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC). The funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Common/collective trust funds - Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when its determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

•
Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013 and 2012. The Plan follows accounting guidance which requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$2,312,037	—	—	$2,312,037
Value funds	8,997,440	—	—	8,997,440
Growth funds	6,939,907	—	—	6,939,907
Fixed funds	2,267,892	—	—	2,267,892
Total mutual funds	20,517,276	—	—	20,517,276
Common/collective trust funds:
Managed funds (a)	—	7,626,079	—	7,626,079
Fixed funds (b)	—	2,358,940	—	2,358,940
Total common/collective trust funds	—	9,985,019	—	9,985,019
Common stock fund:
Financial services	—	1,584,993	—	1,584,993
Total common stock fund	—	1,584,993	—	1,584,993
Total investments at fair value	$20,517,276	$11,570,012	—	$32,087,288

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,689,409	—	—	$1,689,409
Value funds	6,775,443	—	—	6,775,443
Growth funds	5,256,644	—	—	5,256,644
Fixed funds	2,830,815	—	—	2,830,815
Total mutual funds	16,552,311	—	—	16,552,311
Common/collective trust funds:
Managed funds (a)	—	5,960,382	—	5,960,382
Fixed funds (b)	—	1,434,755	—	1,434,755
Total common/collective trust funds	—	7,395,137	—	7,395,137
Common stock fund:
Financial services	—	1,030,325	—	1,030,325
Total common stock fund	—	1,030,325	—	1,030,325
Total investments at fair value	$16,552,311	$8,425,462	—	$24,977,773

(a) This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to large cap equities, small cap equities, international equities, fixed income and stable value. There are no restrictions on participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.

(b) The Plan invests in the Wells Fargo Stable Value Fund, a collective investment fund that is fully benefit-responsive. The fund invests in stable value products, including guaranteed investment contracts (“GIC's”), synthetic GIC's, and money market funds. The fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value. The fund's valuation occurs daily.

For the Wells Fargo Stable Value Fund all income is reinvested and included in the net asset value of the fund on a daily basis. No dividends are paid. Participants can generally redeem units daily in all circumstances.

NOTE 4 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (Retirement Plan Services). The Plan Sponsor amended and restated the Plan effective January 1, 2010 by adopting a new Retirement Plan Services prototype plan document. Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

The Plan Administrator previously discovered certain operational failures of the Plan related to the definition of compensation. The Plan Sponsor worked with legal counsel to address such failures and submitted a request for a compliance statement approving a proposed correction of the failures under the Internal Revenue Service's Employee Plans Compliance Resolution System. The IRS issued such compliance statement on March 30, 2012. The Plan Sponsor and Plan Administrator took corrective actions described in the compliance letter during 2012. The corrective actions included a contribution from EFSC of $304,136 and changes to the internal control structure. The Plan Sponsor believes that such actions will maintain the tax qualified status of the Plan and the related trust will continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2010 and later remain subject to examination by taxing authorities.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of common/collective trusts managed by Charles Schwab. Charles Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the plan for the investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made a direct payment to the third party administrator of $5,613, which was not covered by revenue sharing.

During 2013 and 2012, the Plan purchased 5,910 and 9,390 EFSC common shares, respectively. The Plan also sold or distributed a total of 6,950 and 20,825 EFSC common shares, during 2013 and 2012, respectively. All shares were bought or sold on the open market.

EFSC owns a 10% membership interest in Retirement Plan Services, the Plan's third-party recordkeeper.

The investment adviser for the Plan is Moneta Group, a nationally recognized firm in the financial planning industry. In 1997, Enterprise entered into a solicitation and referral agreement with Moneta Group. Certain Moneta Group employees had been granted stock options under this referral agreement for EFSC common stock which could be exercised through 2013. There are no outstanding stock options held by Moneta Group employees at December 31, 2013. There have been no stock options issued to Moneta Group employees since 2003.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2013

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral and maturity value	Current Value

Mutual funds:
American Beacon Small Cap Value Institutional		$2,133,083
American Funds The Growth Fund of America R6		2,752,264
American Funds EuroPacific Growth Fund R6		1,824,096
BlackRock Small Cap Growth Equity Institutional		1,395,501
CRM Mid Cap Value Fund Institutional		1,685,923
Dodge & Cox Stock Fund		3,533,327
ING Global Real Estate Fund Class I		345,443
Oakmark International Small Cap Fund Class I		1,223,504
PIMCO Total Return Fund - Administrative Class		2,267,892
Prudential Jennison Mid-Cap Growth Fund, Inc.		968,046
Touchstone Emerging Markets Equity Fund		76,160
Vanguard 500 Index Signal		2,312,037
		20,517,276

Common/collective trust funds:
Wells Fargo Stable Value Fund		2,358,940
Retirement Advocate Aggressive		993,300
Retirement Advocate Conservative		118,179
Retirement Advocate Moderate Conservative		1,310,747
Retirement Advocate Moderate Aggressive		1,361,962
Retirement Advocate Moderate		451,587
Schwab Managed Retirement Trust Income Fund Class IV*		11,530
Schwab Managed Retirement Trust 2010 Fund Class IV*		164,468
Schwab Managed Retirement Trust 2020 Fund Class IV*		1,397,789
Schwab Managed Retirement Trust 2030 Fund Class IV*		924,631
Schwab Managed Retirement Trust 2040 Fund Class IV*		699,388
Schwab Managed Retirement Trust 2050 Fund Class IV*		192,498
		9,985,019

Common stock fund:
EFSC Common Stock Fund *		1,584,993

Notes receivable from participants*	Interest rates ranging from 4.25% to 8.00%; Due at various dates through 2035	416,477

Total		$32,503,765

* Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2014                        EFSC Incentive Savings Plan

/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Brown Smith Wallace, LLC